UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __ )*
CLEARWIRE CORPORATION

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
18538Q105

(CUSIP Number)
October 7, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	18538Q105

1	NAMES OF REPORTING PERSONS Highside Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		16,174,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,174,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,174,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	18538Q105

1	NAMES OF REPORTING PERSONS Highside Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		16,174,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,174,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,174,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	18538Q105

1	NAMES OF REPORTING PERSONS H. Lee S. Hobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		16,174,400

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,174,400

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,174,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1.
(a)	Name of Issuer
CLEARWIRE CORPORATION
(b)	Address of Issuer’s Principal Executive Offices
4400 Carillon Point, Kirkland, Washington 98033
Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of Highside Capital Management, L.P. (“HCM”), Highside Management, LLC (“Highside Management”) and H. Lee S. Hobson. HCM serves as an investment adviser and/or manager to other persons. HCM may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons. Highside Management is the general partner of HCM. Highside Management may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of HCM. Mr. Hobson is the President and managing member of Highside Management. Mr. Hobson may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Highside Management.
Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the reporting persons is 100 Crescent Court, Suite 860, Dallas, Texas 75201.
(c)	Citizenship
See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
Class A Common Stock
(e)	CUSIP Number
18538Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person.
Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2011	HIGHSIDE CAPITAL MANAGEMENT, L.P.
	By:	Highside Management, LLC
	Its:	General Partner

	By:	/s/ Marc Vice
	Name:	Marc Vice
	Title:	Vice President

HIGHSIDE MANAGEMENT, LLC
	By:	/s/ Marc Vice
	Name:	Marc Vice
	Title:	Vice President
H. LEE S. HOBSON
	By:	/s/ H. Lee S. Hobson
	Name:	H. Lee S. Hobson

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)